United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934


                   For the fiscal year ended December 31, 2000


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST

            (Formerly Century Telephone Enterprises, Inc. Retirement
              Savings Plan For Bargaining Unit Employees and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report



The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Union Retirement Savings Plan and Trust as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 14, 2001

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST
                 Statements of Net Assets Available for Benefits
                           December 31, 2000 and 1999

                                                          2000            1999
-------------------------------------------------------------------------------

PLAN ASSETS
      Investments, at fair value                      $ 8,772,766     9,696,684
      Cash                                                      -           440
      Contributions receivable - employer                   7,463        16,876
      Contributions receivable - participants              17,322             -
-------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                     $ 8,797,551     9,714,000
===============================================================================


See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST
                  Statement of Changes in Net Assets Available
                         for Benefits For the year ended
                                December 31, 2000

_______________________________________________________________________________

Additions to net assets:
Investment income (loss)
    Net depreciation in fair value of investments:
       Mutual funds                                               $    (489,241)
       Common stocks                                                   (987,264)
    Dividend and other income                                           132,689
    Interest income                                                      36,028
-------------------------------------------------------------------------------
           Net investment income (loss)                              (1,307,788)
-------------------------------------------------------------------------------

Contributions:
    Participants                                                        428,005
    Company                                                             182,900
-------------------------------------------------------------------------------
           Total contributions                                          610,905
-------------------------------------------------------------------------------
           Total investment income (loss) and contributions            (696,883)
-------------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                             214,626
    Other, net                                                            4,940
-------------------------------------------------------------------------------
           Total deductions                                             219,566
-------------------------------------------------------------------------------

Net decrease                                                           (916,449)

Net assets available for benefits:

    Beginning of year                                                 9,714,000
--------------------------------------------------------------------------------

    End of year                                                   $   8,797,551
================================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                    UNION RETIREMENT SAVINGS PLAN AND TRUST
                         Notes to Financial Statements
                               December 31, 2000


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Union Retirement Savings Plan and Trust (the Plan) (formerly the Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits as of December 31, 2000 and 1999 and changes in net assets available for benefits for the year ended December 31, 2000. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement between the Communications Workers of America, Local 4370 and CenturyTel of Ohio, Inc. The Plan sponsor is CenturyTel, Inc. (the Company), the parent company of CenturyTel of Ohio, Inc.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and sixteen percent of his base pay. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee.

      As of the end of each payroll period, the Company contributes to an account (Employer Match Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

      During 2000 the Company contributed $182,900 to the Employer Match
      Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      The interest of a participant in his Elective Deferral Account and his Rollover/Transfer Account is fully vested and non-forfeitable at all times.

      The interest of a participant in his Employer Match Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in this account.

      Reports to Participants

      Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Forfeitures

      A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee may make withdrawals from his after-tax investment account and may withdraw the entire balance.

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested investment accounts prior to normal distribution requirements being met. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2000, was T. Rowe Price Trust Company (T. Rowe Price). Prior to September 1, 2000, the Trustee of the Plan was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel, Inc. Common Stock (CenturyTel Common Stock) are valued at the closing market price on December 31, 2000 and 1999, respectively. Other investments in the funds, which consist of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value.

      Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the applicable labor agreement.

      New Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No.133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

      SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan Financial statements would be immaterial.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants as of December 31, 2000:

      (a) T. Rowe Price Equity Index 500 Fund - consists of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($3,888,209 at December 31, 2000).

      (b) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($3,351,090 and $4,206,375 at December 31, 2000 and
           1999, respectively).

      (c) Loan Fund - represents loans to participants from the participants' investment accounts ($348,296 and $357,246 at December 31, 2000 and 1999, respectively).

      (d) T. Rowe Price Summit Cash Reserve Fund - consists primarily of investments in various money market instruments ($575,151 at December 31, 2000).

      (e) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($281 at December 31, 2000).

      (f) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($48,844 at December 31, 2000).

      (g) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($70,111 at December 31, 2000).

      (h) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($20,919 at December 31, 2000).

      (i) Morgan Stanley Dean Witter Small Company Growth Portfolio Fund - consists primarily of investments in common stocks of small companies ($39,521 at December 31, 2000).

      (j) PIMCO Total Return Fund - consists primarily of investments in debt securities ($381,197 at December 31, 2000).

      (k) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($14,204 at December 31, 2000).

      (l) BGI LifePath Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 ($73 at December 31, 2000).

      (m) BGI LifePath 2010 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($10,504 at December 31, 2000).

      (n) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($10,998 at December 31, 2000).

      (o) BGI LifePath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($13,289 at December 31, 2000).

      (p) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($79 at December 31, 2000).

      Investments in CenturyTel Common Stock Fund, T. Rowe Price Equity Index 500 Fund and T. Rowe Price Summit Cash Reserve Fund were each greater than 5% of assets available for benefits at December 31, 2000.

      A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions and contribution percentage at any time.

(3)   INCOME TAXES

      The Plan and related trust are designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 1995 related to the Plan. The Plan has been amended and restated since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by T. Rowe Price, Barclays Global Investors Funds, Inc. (Barclays), Morgan Stanley Dean Witter Investment Management Inc. (Morgan Stanley), Janus Capital Corporation (Janus), or Pacific Investment Management Company (PIMCO). T. Rowe Price is the Trustee as defined by the Plan. Merrill Lynch was Trustee of the Plan until September 1, 2000. Therefore, T. Rowe Price, Barclays, Morgan Stanley, Janus, PIMCO, and Merrill Lynch qualify as parties-in-interest. Fees paid by the Company to T. Rowe Price and Merrill Lynch for trustee, record keeping and other services amounted to $8,845 and $12,372, respectively, for the year ended December 31, 2000.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 2000 and 1999, 38.1% and 43.3%, respectively of the assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by T. Rowe Price, Barclays, Morgan Stanley, Janus, and PIMCO.

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST

            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2000

    Identity of issuer, borrower,               Description           Current             Value Per
       lessor or similar party                 of Investment           Value                Share
---------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock          93,737   shares    $ 3,351,090  (Note 1)      35.75

Loan Fund (interest rates ranged
 from 8.75% to 12.50%)                            -                   348,296                    -

Investment in Mutual Funds for
    Qualified Employee Benefit Plans:
        Managed by Barclays:
          Asset Allocation Fund                 1,298   shares         14,204                10.94
          Lifepath Income Fund                      7   shares             73                10.73
          Lifepath 2010 Fund                      833   shares         10,504                12.61
          Lifepath 2020 Fund                      731   shares         10,998                15.04
          Lifepath 2030 Fund                      805   shares         13,289                16.50
          Lifepath 2040 Fund                        4   shares             79                17.80
        Managed by Janus:
          Janus Overseas Fund                   1,840   shares         48,844                26.54
          Janus Fund                            2,106   shares         70,111                33.29
        Managed by  Morgan Stanley:
          Small Co. Growth Portfolio Fund       3,700   shares         39,521                10.68
        Managed by PIMCO:
          PIMCO Total Return Fund              36,689   shares        381,197                10.39
        Managed  by T. Rowe Price:
          Equity Income Fund                       11   shares            281                24.67
          Equity Index 500 Fund               109,527   shares      3,888,209  (Note 1)      35.50
          Mid-Cap Growth Fund                     526   shares         20,919                39.79
          Summit Cash Reserve Fund            575,151   shares        575,151  (Note 1)       1.00
---------------------------------------------------------------------------------------------------
                                                                  $ 8,772,766
===================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1) These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments are participant directed.

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    CenturyTel, Inc.
                                    Union Retirement Savings Plan and Trust



     July 12, 2001                  /s/ R. Stewart Ewing, Jr.
                                    __________________________________
                                    R. Stewart Ewing, Jr.
                                    Retirement Committee Member and
                                    Executive Officer of Issuer
                                    of Plan Securities

                                CENTURYTEL, INC.
                     UNION RETIREMENT SAVINGS PLAN AND TRUST

                                Index to Exhibit



     Exhibit
      Number
-----------------------------------------------------------------------------

      23.1    Independent Auditors' Consent

                                                                 EXHIBIT 23.1


                          INDEPENDENT AUDITORS' CONSENT





The Board of Directors
CenturyTel, Inc.:


We consent to incorporation by reference in the registration statement (No. 33-46562) on Form S-8 of CenturyTel, Inc. of our report dated June 14, 2001 relating to the statements of net assets available for benefits of CenturyTel Union Retirement Savings Plan and Trust as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000, and related financial statement schedule as of December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of CenturyTel, Inc. Union Retirement Savings Plan and Trust.



KPMG LLP

/s/ KPMG LLP

Shreveport, Louisiana
July 10, 2001